ReGen Biologics, Inc.
411 Hackensack Avenue
Hackensack, NJ 07601
(201) 651-5140

May 6, 2010

Via EDGAR transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-6010
Attn: Joseph G. McCann

Re:	ReGen Biologics, Inc.
Registration Statement on Form S-1
(File No. 333-142775)

Ladies and Gentlemen:

ReGen Biologics, Inc. (the “Company”) hereby requests that its withdrawal request with respect to the Registration Statement on Form S-1 (File No. 333-142775), made pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), be withdrawn.

Please call the undersigned at (201) 651-5140 or David Main at Pillsbury Winthrop Shaw Pittman LLP at (703) 770-7900 with any questions you may have.

Sincerely,

ReGen Biologics, Inc.
By:	/s/ Gerald E. Bisbee, Jr., Ph.D.
Gerald E. Bisbee, Jr., Ph.D.
President, Chief Executive Officer and Chairman of the Board